UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Shenandoah Telecommunications Company

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

82312B106

(CUSIP Number)

BURKE J. MONTGOMERY

GCM GROSVENOR INC.

900 N. Michigan Avenue, Suite 1100

Chicago, Illinois 60611

(312) 506-6500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 1, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82312B106

1	NAME OF REPORTING PERSON

LIF Vista, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,100,375
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,100,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,100,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 82312B106

1	NAME OF REPORTING PERSON

Labor Impact Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,100,375
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,100,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,100,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 82312B106

1	NAME OF REPORTING PERSON

LIF AIV 1, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,100,375
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,100,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,100,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 82312B106

1	NAME OF REPORTING PERSON

GCM Investments GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,100,375
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,100,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,100,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 82312B106

1	NAME OF REPORTING PERSON

Grosvenor Capital Management Holdings, LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,100,375
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,100,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,100,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 82312B106

1	NAME OF REPORTING PERSON

GCM Grosvenor Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,100,375
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,100,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,100,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 82312B106

1	NAME OF REPORTING PERSON

GCM Grosvenor Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,100,375
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,100,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,100,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

CO

8

CUSIP No. 82312B106

1	NAME OF REPORTING PERSON

GCM V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,100,375
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,100,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,100,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. 82312B106

1	NAME OF REPORTING PERSON

Michael J. Sacks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,100,375
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,100,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,100,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 82312B106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, no par value per share (the “Shares”), of Shenandoah Telecommunications Company, a Virginia corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 500 Shentel Way, Edinburg, Virginia 22824.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	LIF Vista, LLC, a Delaware limited liability company (“LIF Vista”);
(ii)	Labor Impact Fund, L.P., a Delaware limited partnership (“Labor Fund”), as the owner, together with LIF AIV (as defined below), of all the outstanding membership interests of LIF Vista;
(iii)	LIF AIV 1, L.P., a Delaware limited partnership (“LIF AIV”), as the owner, together with Labor Fund, of all the outstanding membership interests of LIF Vista;
(iv)	GCM Investments GP, LLC, a Delaware limited liability company (“GCM GP”), as the managing member of LIF Vista and general partner of each of Labor Fund and LIF AIV;
(v)	Grosvenor Capital Management Holdings, LLLP (“Grosvenor Capital Holdings”), a Delaware limited liability limited partnership, as the sole member of GCM GP;
(vi)	GCM Grosvenor Holdings, LLC, a Delaware limited liability company (“GCM Holdings”), as the general partner of Grosvenor Capital Holdings;
(vii)	GCM Grosvenor Inc., a Delaware corporation (“GCM Grosvenor”), as the sole member of GCM Holdings;
(viii)	GCM V, L.L.C., a Delaware limited liability company (“GCM V”), as a shareholder of GCM Grosvenor; and
(ix)	Michael J. Sacks, as the manager of GCM V.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of GCM Grosvenor. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

11

CUSIP No. 82312B106

(b)       The principal business address of each of the Reporting Persons is c/o GCM Grosvenor Inc., 900 N. Michigan Avenue, Suite 1100, Chicago, Illinois 60611.

(c)       The principal business of each of LIF Vista, Labor Fund and LIF AIV is investing in securities. Labor Fund and LIF AIV are also members of LIF Vista. The principal business of GCM GP is serving as the managing member of LIF Vista and general partner of each of Labor Fund and LIF AIV and other affiliated investment funds. The principal business of Grosvenor Capital Holdings is serving as the sole member of GCM GP and as an owner of other affiliated entities. The principal business of GCM Holdings is serving as the general partner of Grosvenor Capital Holdings. GCM Grosvenor provides comprehensive investment solutions to primarily institutional clients who seek allocations to alternative investments such as hedge fund strategies, private equity, real estate, infrastructure and strategic investments. The principal business of GCM V is serving as a shareholder of GCM Grosvenor. The principal occupation of Mr. Sacks is serving as the Chairman and Chief Executive Officer of GCM Grosvenor. Mr. Sacks also serves as the manager of GCM V.

(d)       No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Sacks is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

LIF Vista received the 4,100,375 Shares directly beneficially owned by it in exchange for each issued and outstanding Class A Unit of Horizon Acquisition Parent LLC (“Horizon”) held by LIF Vista in connection with the Horizon Transaction (as defined below).

Item 4.	Purpose of Transaction.

The Reporting Persons believe that the Shares represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On April 1, 2024 (the “Closing Date”), the Issuer completed its previously announced acquisition of Horizon pursuant to the terms of a certain Agreement and Plan of Merger, dated October 24, 2023, by and among the Issuer, Horizon, LIF Vista, the other sellers set forth on the signature pages thereto (together with LIF Vista, the “Sellers”), and the other parties thereto (as amended by the First Amendment to Agreement and Plan of Merger, dated April 1, 2024 (the “Merger Agreement Amendment”), the “Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, on the Closing Date, the Issuer acquired 100% of the outstanding equity interests of Horizon in exchange for (i) issuing 4,100,375 Shares to LIF Vista; and (ii) paying $305 million in cash consideration to the other Sellers and certain third parties, including Horizon’s existing lenders to discharge debt (collectively, the “Horizon Transaction”). In addition, the Issuer paid certain Sellers an additional amount of approximately $39 million based on Horizon’s capital expenditures funded by capital contributions of such Sellers between July 1, 2023, and the Closing Date, plus interest in the amount of 6.00% per annum.

12

CUSIP No. 82312B106

In connection with the consummation of the Horizon Transaction and the issuance of 4,100,375 Shares to LIF Vista, on the Closing Date, LIF Vista entered into an Investor Rights Agreement (the “Investor Rights Agreement”) with the Issuer. Subject to the terms and conditions set forth in the Investor Rights Agreement, on April 30, 2024, the Issuer’s Board of Directors (the “Board”) appointed James F. DiMola, a managing director at Grosvenor Capital Management, L.P., an affiliate of the Reporting Persons (the “Investor Director”), to serve as a Class 3 Director for a term expiring at the Issuer’s 2025 annual meeting of shareholders or until his successor has been elected and qualified, or until his earlier resignation, removal from office, death or incapacity.

Under the Investor Rights Agreement, until the first day on which LIF Vista, together with its Affiliates (as defined in the Investor Rights Agreement), ceases to beneficially own at least 5.0% of the issued and outstanding Shares (the “Beneficial Ownership Requirement”), at any annual meeting of the Issuer’s shareholders at which the Investor Director’s term shall expire, LIF Vista will have the right to designate a designee to the Board for election to the Board at such annual meeting. If LIF Vista, together with its Affiliates, ceases to beneficially own Shares equal to or in excess of the Beneficial Ownership Requirement, at the request of the Board, the Investor Director will immediately resign from the Board and any committee thereof, and LIF Vista shall cease to have any designation or nomination rights under the Investor Rights Agreement.

In addition, under the Investor Rights Agreement, LIF Vista and its Affiliates are subject to certain customary standstill provisions, voting covenants, and transfer restrictions, including a lock-up on transfers of Shares, until April 1, 2025. Further, the Investor Rights Agreement provides LIF Vista and its Affiliates with customary demand and piggy-back registration rights and certain other rights, including, among others, preemptive and information rights. The demand and piggy-back registration rights are subject to blackout periods and certain additional conditions.

The foregoing descriptions of the Merger Agreement, the Merger Agreement Amendment and the Investor Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of the Merger Agreement, the Merger Agreement Amendment and Investor Rights Agreement, which are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and are incorporated herein by reference.

Except in Mr. DiMola’s capacity as a director of the Issuer, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the Reporting Persons’ investment strategies, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future, subject to the terms and conditions of the Investor Rights Agreement, take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

13

CUSIP No. 82312B106

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 54,547,093 Shares outstanding, which is the total number of Shares outstanding as of April 26, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 3, 2024.

As of the date hereof, LIF Vista beneficially owned directly 4,100,375 Shares, representing percentage ownership of approximately 7.5% of the Shares outstanding. Each of Labor Fund and LIF AIV, as the owners of all the outstanding membership interests of LIF Vista, GCM GP, as the managing member of LIF Vista and the general partner of each of Labor Fund and LIF AIV, Grosvenor Capital Holdings, as the managing member of GCM GP, GCM Holdings, as the general partner of Grosvenor Capital Holdings, GCM Grosvenor, as the sole member of GCM Holdings, GCM V, as a shareholder of GCM Grosvenor, and Mr. Sacks, as the manager of GCM V, may be deemed to beneficially own the 4,100,375 Shares owned by LIF Vista, representing percentage ownership of approximately 7.5% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       Each of Labor Fund, LIF AIV, GCM GP, Grosvenor Capital Holdings, GCM Holdings, GCM Grosvenor, GCM V and Mr. Sacks may be deemed to share the power to vote and dispose of the Shares owned by LIF Vista.

(c)       Other than as set forth in Item 4 above, none of the Reporting Persons have entered into any transactions in the securities of the Issuer during the past 60 days.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 24, 2023, the Issuer, Horizon, LIF Vista, the other Sellers, and the other parties thereto entered into the Merger Agreement, as amended by the Merger Agreement Amendment, dated April 1, 2024, each as defined and described in Item 4 above. The Merger Agreement and the Merger Agreement Amendment are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

14

CUSIP No. 82312B106

On April 1, 2024, the Issuer and LIF Vista entered into the Investor Rights Agreement, as defined and described in Item 4 above, which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

On May 17, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Other than as described herein, including the information disclosed in Item 4 which is incorporated herein by reference, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Agreement and Plan of Merger, dated October 24, 2023, by and among the Shenandoah Telecommunications Company, Fox Merger Sub I Inc., Fox Merger Sub II LLC, Horizon Acquisition Parent LLC, Novacap TMT V, L.P. and the Sellers set forth on the signature pages thereto (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on April 1, 2024).
99.2	First Amendment to Agreement and Plan of Merger, dated April 1, 2024, by and among the Shenandoah Telecommunications Company and Novacap TMT V, L.P., as Seller Representative (incorporated by reference to Exhibit 2.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on April 1, 2024).
99.3	Investor Rights Agreement, dated April 1, 2024, between Shenandoah Telecommunications Company and LIF Vista, LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on April 1, 2024).
99.4	Joint Filing Agreement by and among LIF Vista, LLC, Labor Impact Fund, L.P., LIF AIV 1, L.P., GCM Investments GP, LLC, Grosvenor Capital Management Holdings, LLLP, GCM Grosvenor Holdings, LLC, GCM Grosvenor Inc., GCM V, L.L.C. and Michael J. Sacks, dated May 17, 2024.
15

CUSIP No. 82312B106

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2024

LIF Vista, LLC

By:	/s/ Burke J. Montgomery
	Name:	Burke J. Montgomery
	Title:	Authorized Signatory

Labor Impact Fund, L.P.

By:	/s/ Burke J. Montgomery
	Name:	Burke J. Montgomery
	Title:	Authorized Signatory

LIF AIV 1, L.P.

By:	/s/ Burke J. Montgomery
	Name:	Burke J. Montgomery
	Title:	Authorized Signatory

GCM Investments GP, LLC

By:	/s/ Burke J. Montgomery
	Name:	Burke J. Montgomery
	Title:	Authorized Signatory

GROSVENOR CAPITAL MANAGEMENT HOLDINGS, LLLP

By:	/s/ Burke J. Montgomery
	Name:	Burke J. Montgomery
	Title:	Authorized Signatory

16

CUSIP No. 82312B106

GCM GROSVENOR HOLDINGS, LLC

By:	/s/ Burke J. Montgomery
	Name:	Burke J. Montgomery
	Title:	Authorized Signatory

GCM GROSVENOR INC.

By:	/s/ Burke J. Montgomery
	Name:	Burke J. Montgomery
	Title:	Authorized Signatory

GCM V, L.L.C.

By:	/s/ Burke J. Montgomery
	Name:	Burke J. Montgomery
	Title:	Authorized Signatory

/s/ Michael J. Sacks
MICHAEL J. SACKS

17

CUSIP No. 82312B106

SCHEDULE A

Directors and Executive Officers of GCM Grosvenor Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Michael J. Sacks Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of GCM Grosvenor Inc.	c/o GCM Grosvenor Inc., 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611	United States of America
Jonathan R. Levin President and Director	President of GCM Grosvenor Inc.	c/o GCM Grosvenor Inc., 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611	United States of America
Angela Blanton Director	Chief Financial Officer of Carnegie Mellon University	c/o GCM Grosvenor Inc., 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611	United States of America
Francesca Cornelli Director	Dean of Northwestern University Kellogg School of Management	c/o GCM Grosvenor Inc., 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611	United States of America
Stephen Malkin Director	President of Ranger Capital Corporation	c/o GCM Grosvenor Inc., 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611	United States of America
Blythe Masters Director	Founding Partner of Motive Partners	c/o GCM Grosvenor Inc., 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611	United States of America
Samuel C. Scott III Lead Independent Director	Retired Chairman, President and CEO of Corn Products International, Inc. (today known as Ingredion Inc.)	c/o GCM Grosvenor Inc., 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611	United States of America
Pamela Bentley Chief Financial Officer	Chief Financial Officer of GCM Grosvenor Inc.	c/o GCM Grosvenor Inc., 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611	United States of America
Sandra Hurse Chief Human Resources Officer	Chief Human Resources Officer of GCM Grosvenor Inc.	c/o GCM Grosvenor Inc., 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611	United States of America
Frederick E. Pollock Chief Investment Officer	Chief Investment Officer of GCM Grosvenor Inc.	c/o GCM Grosvenor Inc., 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611	United States of America